Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 24, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on May 19, 2022

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and full year ended March 31, 2022, conducted on May 19, 2022. Also please note that this transcript of the call has been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investors/presentations/earnings-call/?year=FY22#earnings-call

This is for your information.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: as above

Dr. Reddy’s Laboratories Limited
Q4 FY22 Earnings Conference Call

May 19, 2022

Dr. Reddy's Laboratories Limited
May 19, 2022

Moderator:

Ladies and gentlemen, good day and welcome to the Q4 FY22 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the listen only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing * then 0 on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Amit Agarwal - Head of Investor Relations. Thank you and over to you, sir.

Amit Agarwal:

Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter and full year ended March 31, 2022. Earlier during the day, we have released our results and the same are also posted on our website. This call is being recorded and the playback and transcripts shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's, comprising Mr. G. V. Prasad - our Co-Chairman and Managing Director; Mr. Erez Israeli - our CEO; Mr. Parag Agarwal - our CFO and the Investor Relations team.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlet without the company's expressed written consent. Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call.

Now, I hand over the call to Mr. G. V. Prasad. Over to you, sir.

G. V. Prasad:

Thank you, Amit. Good evening and good morning and welcome to all of you to this earnings call. Fiscal 2022 has been quite a challenging year. It started with the severe wave of COVID in India and ended with heightened geopolitical conflicts, inflationary environment and economic crisis in certain parts of the world. I am proud that despite all these challenges, our team has delivered very good operational results.

Over the last few years, we have been able to grow on a consistent basis and the key highlights of this year are healthy revenue growth with steady margins, good progress on the productivity journey, some meaningful launches of products across markets, enhanced offering of the much-needed COVID products and closure of a few significant business development deals.

Our priorities for FY 2023 will be to strengthen our product pipeline across markets, focus on enhancing our quality systems, continue with the productivity agenda and make value accretive inorganic moves.

Dr. Reddy's Laboratories Limited
May 19, 2022

While we continue to focus and grow our core businesses, we will also invest in creating future growth drivers. Our CEO - Erez, would cover these aspects in some detail.

Sustainability is another area we have made significant progress, but there is a lot more to do. We are on a journey to integrate sustainability into our core business strategy and the execution system. We have identified multiple areas where we can work towards improving the environment and the societal benefit. Shortly, we will announce our detailed ESG targets for the long term.

We continue to be driven by our credo of Good Health Can’t Wait and we keep the interest of our patients first and we will continue to serve them in every possible way with utmost urgency and diligence.

With this, I hand over the call to Parag for taking you through the financial performance of the company.

Parag Agarwal:

Thank you Prasad and greetings to everyone. Hope all of you are keeping well.

I am pleased to take you through our results for the quarter 4 and full year of fiscal 2022. It is yet another year of good financial performance with growth in sales and EBITDA and a strong cash flow generation from operations. While we faced several headwinds during the year, we mitigated these through productivity initiatives and a few one-time opportunities.

Let me take you through the key financial highlights for the quarter and FY22 in a bit more detail. For this section, all the amounts are translated into US dollar at a convenience translation rate of Rs. 75.87 which is the rate as of 31st March 2022.

Consolidated revenues for the quarter stood at Rs. 5,437 crores that is $717 million and grew by 15% on a year-on-year basis and by 2% on a sequential quarter basis. The growth has been driven by all markets in our Global Generics segment and divestment of a few non-core brands. The revenues for the financial year 2022 stood at Rs. 21,439 crores that is $2.83 billion and grew by 13%. The growth was supported by improvement in the base business volumes and new product launches.

Consolidated gross profit margin for this quarter has been 52.9%, a decline of 50 basis points year-on-year and 90 bps on a quarter-on-quarter basis. While the gross margin benefited from brand divestments income, the decline was primarily attributable to pricing pressure in North America and Europe, combined with the effect of increase in commodity prices. We also had higher provisioning for inventory, including for COVID related products. Gross margin for the Global Generics and PSAI business were at 58.2% and 18.4% for the quarter. Gross margin for FY22 has been 53.1% which is a decline of 120 basis points over FY21. Gross margin for the Global Generics and PSAI business were 57.6% and 22.2% for the year.

Dr. Reddy's Laboratories Limited
May 19, 2022

The SG&A spend for the quarter is Rs. 1,567 crores that is $207 million, an increase of 9% year-on-year and 2% quarter-on-quarter. During the quarter, we made a provision of Rs. 98 crores towards an old outstanding litigation with the State of Texas, US. Adjusted for this charge, we were in line with normalized level of spend. The SG&A spend for the year is Rs. 6,208 crores, that is $818 million and has grown by 14% in line with business growth. The SG&A cost as a percentage to sales was 29.0% which is largely in line with previous year. While we will continue to drive productivity, in parallel we would also invest in markets to strengthen our brand's positioning, expand market reach in various channels and new countries, continue digitalization agenda and nurture new businesses.

The R&D spend for the quarter is Rs. 433 crores, that is $57 million and is at 8% of sales. The R&D spend for FY22 is Rs. 1,748 crores, that is $230 million. R&D percentage to sales for the year stood at 8.2%. While we optimized the spend in proprietary products business, we have enhanced our pipeline and correspondingly the spend for generics, biosimilars and NCE.

During the quarter, we took an impairment charge of Rs. 752 crores that is $99 million. The impairments were largely pertaining to; first, product related intangible for PPC- 06 from proprietary product segment, wherein the market potential has reduced and secondly, Shreveport subsidiary-related assets as there has been a substantial reduction in the cash flows of products forming part of the subsidiary.

The EBITDA for the quarter is Rs. 1,298 crores, that is $171 million and the EBITDA margin is 23.9%. The EBITDA for the year is Rs. 5,140 crores, that is $677 million. EBITDA margin for the year is at 24.0% and is closely tracking our aspirational target of 25%.

Our profit before tax for the quarter stood at Rs. 248 crores, that is $33 million and that for the year stood at Rs. 3,230 crores, that is $426 million. Adjusted for the impairment and the texas litigation charges, our profit before tax for the quarter grew by 37% and for the year by 17%. Effective tax rate for the quarter has been at 64.8% and that for the year has been at 27.0%. The ETR was higher due to an impact of impairment charges taken. We expect our normal ETR to be in the range of 24% to 26%.

Dr. Reddy's Laboratories Limited
May 19, 2022

Profit after tax for the quarter stood at Rs. 88 crores, that is $12 million and that is for the year stood at Rs. 2,357 crores, that is $311 million. Reported EPS for the quarter is Rs. 5.26 and that for the year is Rs. 141.69.

Operating working capital increased by Rs. 444 crores which is $59 million against that on December 31, 2021, mainly driven by increase in receivables and inventory. Our capital investments stood at Rs. 374 crores which is $49 million in this quarter and Rs. 1,466 crores which is $193 million during the year.

The free cash flow generated during this quarter was at Rs. 482 crores which is $64 million. The free cash flow generated during this year was at Rs. 1,157 crores which is $152 million. Consequently, we now have a net surplus cash of Rs. 1,545 crores, that is $204 million as on March 31, 2022.

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately $342 million, largely hedged around the range of Rs. 76.5 to Rs. 79.4 to the dollar, ruble 9.6 billion at the rate of Rs. 0.9299 to the ruble, Australian dollar 4.4 million at the rate of Rs. 55.38 to Australian dollar and South African rand 122 million at the rate of Rs. 4.83 to South African rand maturing in the next 12 months.

With this, I now request Erez to take you through the key business highlights.

Erez Israeli:

Thank you, Parag. Good morning and good evening to everyone. As Prasad highlighted, the FY22 has been quite a challenging year, yet it is being fulfilling. We rose to the challenges and have been able to deliver a steady and sustained performance. We have revisited our strategy to cater to the new opportunities and mitigate risk. Our financial strength of strong balance sheet creates an opportunity for us to grow in the current business environment.

Let me take you through some of the key highlights of the year.

1.       Strong growth across branded markets of India and emerging markets,

2.       Steady growth across generics market, we regained milestone revenue of $1 billion in North America generics,

3.       Improved market share in most of our major markets,

4.       EBITDA and ROCE in the range of our aspirational targets,

5.       Generation of strong free cash flow leading to a net surplus of more than $200 million,

6.       Entered high-growth space of medical cannabis business in Germany through acquisition of Nimbus Health,

7.       Exclusive collaboration with Novartis for in-licensing of key brands in India market, and

Dr. Reddy's Laboratories Limited
May 19, 2022

8.       Significant progress made in our digitalization and sustainability journey.

Additionally, we continue to focus on productivity, while simultaneously making investments to strengthen our pipeline and capabilities. While our core business of generic and API will continue to drive growth in the near to midterm, that is what we call Horizon-I, we are encouraged to witness several incremental opportunities such as scaling up of our existing small sized businesses and creation of new business models for the long-term growth, that is for us Horizon-II. Our financial strength allow us to grow and invest for both Horizon-I and Horizon-II businesses.

Now, let me take you through the key business highlights for the Q4 as well as the full year of 22. Please note that all references to the numbers in this section are in respective local currencies. Our North America generics business recorded sales of $265 million for the quarter with a strong growth of 11% year-over-year and 7% on sequential business. On a full year basis, we recorded sales of 1,003 million with a growth of 6% over the previous years. This growth was largely led by key new product launches such as, Icosapent Ethyl Softgels and Vasopressin for injection. We are able also to grow market share for many of our existing products which helped to partially mitigate the impact of the price erosion. We launched three new products during the quarter and overall, 17 products during the year. We expect the launch momentum to further improve in FY23.

Our Europe business recorded sales of €53 million this quarter with a strong year-on-year growth of 17% and sequential quarter growth of 11%. On a full year basis, the sales were € 192 million and has grown by 8%, driven by new product launches. During the quarter, we launched four products in Germany, two products each in Italy and Spain and 1 each in UK and France. During the full year, we had 34 new launches across our markets in Europe. We expect this strong growth momentum to continue in FY23.

Our emerging markets business recorded sales of Rs. 1,201 crores with a year-on-year growth of 36% and a sequential quarter growth of 4%. On a full year basis, emerging market sales has been Rs. 4,567 crores and grew by 30%. We launched 16 new products during the quarter and 86 new products during the year across various countries of the emerging markets.

Within the emerging market segment, the Russia business in quarter 4 grew by 87% on a year-to-year basis and 62% on a quarter-to-quarter basis in constant currency. In FY22, Russia business grew by 38% in constant currency. This strong performance in Russia was partially led by divestment income of two brands and higher Q4 sales on account of stocking up which we expect to normalize during the coming quarter.

Dr. Reddy's Laboratories Limited
May 19, 2022

The current war situation in Russia and Ukraine raised several business uncertainties and significant fluctuation in the currency rates. We have managed the situation very well and ensured the safety of our employees, continued the business operation and financially securing the near term with effective hedging.

Our India business recorded sales of Rs. 969 crores with a year-over-year growth of 15% and a sequential decline of 6%. On a full year basis, our sales was Rs. 4,196 crores with a strong growth of 26%. During the quarter, we launched 8 new products in the Indian market. As per the IQVIA report of March 2022, we are at number 11 on a monthly basis. India remains a priority market and we are committed to continue to grow this business at a healthy rate.

Our PSAI business recorded sales of $100 million with a year-over-year decline of 8% and sequential growth of 3%. On a full year basis, the sales were $411 million with a decline of 5%. During the year, there has been normalization in the channel customer stocking level after uptick seen in FY21. We believe that the customer stock levels are now back to pre-COVID level and we should witness steadier growth in the business in FY23.

On the R&D front, our focus has been on building a global pipeline of value accretive products, including several generic injectables and biosimilars. We are also selectively investing in few NCE product candidates. While the number of product filings in the current year has been slightly lower, however, we are on track to accelerate this in FY23. Additionally, we are prepared to leverage our balance sheet strength to invest in value accretive inorganic moves.

I would like to remind that there are several factors which have an impact on the short-term performance of the company, including evolving geopolitical situation and higher commodity price. However, I am confident that we will emerge stronger with every challenge. We do see opportunities in the current situation and are readjusting our strategy to cater to the new opportunities for future goals.

In the coming month, we will be holding our Investor Day and take you through the growth levers for Horizon-I, Horizon-II and our approach and goals towards ESG.

With this, I would like to open the floor for questions and answers.

Moderator:	Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Ankush from Axis Securities. Please go ahead.

Dr. Reddy's Laboratories Limited
May 19, 2022

Ankush:	Sir, my question is about the US business, so how much of the sale is contributed by the new launches for FY22 and last year?
Erez Israeli:

So, the growth is assessed by two factors: one, our new products and I noted two of them Icosapent and Vasopressin as well as a growth in market share of existing products and both of them contribute significantly to the growth.

Ankush:

So, can I say that it is a $1,000 million sales in the US market for the full year that the new launches has contributed, how much sales new launches has contributed, if you quantify, sir? And how many new products that we are looking to launch next year?

Parag Agarwal:

So, overall, as you know, the price erosion in the US business is in double digits and that is more than offset by the new product launches and the share gains. So, without disclosing any specific numbers, I can confirm that the new product launches would contribute in double digit to the overall revenue.

Ankush:	And sir, how many new products that we are looking to launch next year?
Parag Agarwal:	So, the momentum will continue. This year, as you know, in North America, we launched 17 products. We expect to launch about 20 to 25 new products in FY23.
Ankush:	So, the last one, what is the strategy for the Indian market, how we are looking at the launch of new products, basically the growth in the Indian market, sir?
Erez Israeli:

We will continue to launch similar numbers of products like this year. At the same time, the main growth in India will come; first, growing of the brands that we are investing behind that will continue to generate the main growth in the markets, the second inorganic moves that we already disclosed as well as additional moves that we are working on as we speak. In addition to that, we will have new products that will come as part of the pattern which are about similar numbers that we had this year. In addition to that, this is what we call Horizon-I. As part of Horizon-II, we are going to have additional moves in the area, but we will disclose more during the Investor Day, but this will be in the area of activity that we watch which is our outpatient initiatives as well in the areas of nutrition, biologics activities and digital. So, overall, India is a major market for us and it will continue to be a focus market for us for many many years to come.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Macquarie. Please go ahead.

Dr. Reddy's Laboratories Limited
May 19, 2022

Kunal Dhamesha:

So, the first question is related to the COVID contribution for FY22, if you can give a broader idea, what contribution in terms of revenue was from the COVID or related products, especially on India side and emerging market side?

Parag Agarwal:

So, the contribution, as you know, both India and emerging markets have grown this year in strong double digits. A good amount of this growth came from COVID, but even after excluding the impact of COVID portfolio, both these markets still recorded double-digit growth. So, overall, I would say, for the company as a whole, the contribution of COVID product sales overall is less than 4%.

Kunal Dhamesha:

And for the India market, barring the inorganic activity which is when it happens it happens, what is our organic growth target for FY23? And if you can just broadly give the growth drivers in terms of pricing, volume and I think new products we are already aware, but would pricing be a very significant driver for us this year?

Erez Israeli:	As you know, we are not guiding the industry level of details, but we are expecting India to continue to grow organically in double-digit also next year.
Kunal Dhamesha:	And the second question is on the capital expenditure for FY23, this year we had some good amount of CAPEX, I think for the Europe facility, what would be the guidance for FY23?
Parag Agarwal:	For FY23, we expect the capital expenditure overall to be at similar levels, around somewhere between Rs. 1,500 crores to Rs. 1,700 crores.
Kunal Dhamesha:	And I believe that would mean some additional facilities, so for which geography and for which injectable or oral solids, which kind of dosage form we are looking at?
Erez Israeli:

We are not anticipating the need for additional facilities. The investment is primarily in the facilities that we have. FTO-11 which is our coming up injectable facility that we are investing in it, actually quite a lot in the last couple of years will be one place of, so the CAPEX will grow as well as in the biologics and digital. This will be the main focus of the investment.

Moderator:	Thank you. The next question is from the line of Neha Manpuria from Bank of America. Please go ahead.
Neha Manpuria:	Erez, on the emerging market business; one, if I were to look at emerging markets ex Russia and Ukraine, that seems to have come off significantly for what we were doing in the first 3 quarters, I understand there is some amount of COVID contribution, is it fair to assume that the run rate that you have done in this quarter is the base on which we will grow? Or is there any one-off or deferment of shipment that we should keep in mind?

Dr. Reddy's Laboratories Limited
May 19, 2022

Erez Israeli:

No one-offs in those markets. These markets are growing very well and we will continue to grow in that level. Just if you recall, we discussed our part of the strategy is to take our portfolio globally. EM is actually doing it well, especially on the injectable side. So, the EM will continue to grow, including smaller markets based on the leverage of that portfolio as well as local brands, but primarily the leverage. This indeed a nice contributor to the growth.

Neha Manpuria:

And on Russia, normalizing for the stocking up that we would have seen in the quarter, in the recent weeks have you seen any change in the demand patterns there or sales there that you would like to highlight? Or should we assume that Russia would remain on the double-digit growth path that we have seen in the last year?

Erez Israeli:

So, I believe that we will see some normalization of what we discussed, but overall, we believe that Russia is an opportunity, especially as some of the players will not invest in marketing the products over time and we will continue to operate this as usual. What we don't know, of course, is what will be the impact on the overall economy of Russia. This is, of course, something that we have to see.

Neha Manpuria:

And my last question is on margins, so if I were to adjust all the one-offs, we did about 21% margin in the quarter, I understand there is Revlimid that is coming, generic Revlimid that is coming through, but core margins, excluding Revlimid, is this the base or given the investments that we have planned, do you think margin expansion from here would be tough ex Revlimid?

Erez Israeli:

We believe that the number is higher than the number that you mentioned. It is actually 24% and we want to sustain the neighborhood of the guidance that we gave in the past. So, we are comfortable with the 25:25 and we think that we will be in that area as we want to take whatever additional resources we have for investment in the future. So, we are maintaining our ability and we believe that we can for both maintaining this level of profitability as well as to invest in the future, especially in our case in Horizon-II.

Neha Manpuria:	And just to clarify that, you maintain the level of profitability even excluding Revlimid?
Erez Israeli:	We are not guiding with and without because naturally, first, we don't and second, I wish I knew exactly what will happen, so you know that, but let us say, long term, no matter what will be the scenario for Revlimid, we are absolutely aiming for the same level.

Dr. Reddy's Laboratories Limited
May 19, 2022

Moderator:	Thank you. The next question is from the line of Surya Patra from Philip Capital. Please go ahead.
Surya Patra:

Sir, first question is on the cost front, so despite all the challenges what we have seen, we have managed to deliver strong gross margins and all that, so going ahead given what you see, do you think any cost challenges that we will be facing incrementally given the supply shortness that is likely to be seen given the Chinese lockdown and all that? That is one and secondly, you have talked about the Phase-1 growth what we have already seen and you are designing and devising a Phase-2 kind of growth sales for Dr. Reddy with new product launches and specialty offerings and all that, so whether in the Phase-2, we will see a kind of challenging phase in the initial period in terms of cost given the higher expenditure around the development and all that? So, something on the cost front, how would that be really shaping up? And how would that be having the impact on the overall margins for Dr. Reddy?

Erez Israeli:

So, like everybody else in the industry, we are facing some increase of cost, whether it is commodity prices as well as in things that are related to logistics, transportation and stuff like that and it is unfortunately not the first quarter that we see that it is something that has gradually built up since COVID, but we absolutely saw intensifying situation like that also recently. We were able to mitigate most of it by, first of all, having a very effective supply chain, so we are not dependent on any specific territories or whether it is geography or specific vendors and we are able to maintain the competitive fulfillment. Our logistics is primarily done by sea and less by air and this is allowing us to mitigate some of those challenges. We are moving into over time to renewable energy. This is mostly mid to long term natural initiative. This is enabling us also to deal with the energy potential future challenges. So, we may see a certain, let us say, the cost may fluctuate from quarter-to-quarter, but long term, I believe that we are well set to mitigate those challenges.

Surya Patra:

The second question is on the US growth front, sir, as you have been continuously mentioning that double-digit kind of price erosion that is a kind of the norm in the US business front and in the recent past, our trend towards US also has moderated because of their prioritizing the non-US market for growth, so given that and the continuing price erosion scenario, so is it fair to believe that ex of Revlimid we may see a flattish kind of a US performance? Any sense on that, sir? I am not asking about any guidance. but?

Erez Israeli:	So, our US business will grow and from time to time we will have launches, in addition the other activities that we do and that is what we also did in the last 11 quarters. So, I believe that we grew 9 out of the last 11 quarters and this is before even Revlimid and this is likely to continue. Because of timing of those launches, we may see also fluctuation in the sales in the United States, but overall, I believe that on the annual basis, we will grow in net sales in the coming years. In addition to that, we are investing in building platforms that are outside of the business model that allow us also to grow long term so we want to stay in America, we believe in America, America will continue to be an important market for us. In the generics segment, likely it will not grow like we will grow outside of the US, but other growth drivers that we are now working on absolutely will continue to grow as in America in the same way that we are growing in other places in long term.

Dr. Reddy's Laboratories Limited
May 19, 2022

Surya Patra:

Just last one, sir, on the inorganic growth trend, when you mentioned about that, are you talking about only inorganic growth within India or it is even you are open for international activity also, if it is that, then the areas that you would be interested in, if you can just share something there?

Erez Israeli:

We are open to inorganic moves in every one of our spaces. In terms of preference, India is absolutely a preference and in terms of what kind of this development, we prefer product acquisitions as a complementary move to the spaces that we put as a focus in our strategy. So, that most of our inorganic activities were around products. We are naturally disclosing those that are relatively big, but we are all the time working to strengthen the portfolio also through inorganic and in-licensing activities. We are also preferring not to make a kind of a big acquisition, but rather a complementary that will give us the relevant opportunities, stuff like this, but we want to remain primarily an organic growth organization.

Moderator:	Thank you. The next question is from the line of Nikhil Mathur from HDFC Mutual Fund. Please go ahead.
Nikhil Mathur:

So, my first question is around the Russian market, in line with the global sanctions that the West applied on Russia, we came across many media articles in which many global innovator companies, they are either withdrawing from Russian market or they are curtailing their operations there, so have you had any discussions with the procurement ecosystem in the Russian market that this could be a fairly structured and substantial opportunity for Dr. Reddy's given your legacy presence in the market? Obviously, there are challenges currently but still, I mean, could this emerge as a longterm three to four year structured opportunity for the company?

Erez Israeli:	So, we do see that as an opportunity for us. We cannot discuss now any specific discussions, but it is absolutely one of the avenues that we are discussing as we speak.
Nikhil Mathur:	And second question is on the broader US outlook, so two questions related to the US, one is on the opportunity in the next 3 years, excluding Revlimid, how do you see the addressable opportunity in terms of brands losing exclusivity next year versus the preceding period?

Dr. Reddy's Laboratories Limited
May 19, 2022

Erez Israeli:

Without Revlimid, we do see it in the same way that we saw this year. We have, in addition to that, as Parag mentioned 20-25 new launches which will not be as sizable as Revlimid, but will contribute to us and I believe that the price erosion will continue. So, in that way, I don't think that things will change dramatically for us.

Nikhil Mathur:

And then, one final question is for the US market, just now in one of the earnings calls concluded for one of your peers, this question was asked, I am just repeating that question again; progressively, quarter-on-quarter we have seen the margins and the return ratios getting depressed in the US market and now with the added pressure of cost inflation, any color can you give as to tell what time can this pain continue before rationality kicks in? I mean, in the past we have seen global companies withdrawing, but do you think that even the Indian companies which today are at $100, $200 million kind of a sales pace in the US, there also might have to pull out or curtail their ambition in the US market, do you think we reached to stage where that pain has to be somehow mitigated?

G V Prasad:

I will answer this question. I think the US market will always remain price competitive. There has always been pricing pressure. It is not new and it will not end. It will continue. It depends on how well you choose your portfolio, how well you execute and how competitive you are to continue to establish your presence there and we are taking a number of steps to strengthen our portfolio, lower our costs, improve our market share and we hope to continue to grow in the US.

Erez Israeli:	The US will stay important market for us and as I mentioned, we want to be stronger in the generic space, but we were also working on moves outside of that area.
Nikhil Mathur:

I think, Erez, I mean, I kind of understand that. I mean, we have read your strategy quite clear, I was just hoping to get some comments on how do you see the competition reacting to the current state of affairs in the US market? I mean, it is fine, if you want to reserve your comments but?

Erez Israeli:	I believe that this will continue. That is how we see it. We don't see significant changes coming up or disruption to the current state of this.
Moderator:	Thank you. The next question is from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Dr. Reddy's Laboratories Limited
May 19, 2022

Prakash Agarwal:

A couple of questions, sir, first, on the COVID-related products, you mentioned this 4% contribution, but is there any write-offs which we might have taken at the inventory level in the full year or the quarter?

Parag Agarwal:

Any inventory provisions relating to COVID, there are some write-offs, but they are not significant overall and the overall inventory levels we are carrying for our COVID products are also not material. We have obviously stocked up adequately to meet any potential demand, but the overall levels are not material.

Prakash Agarwal:	When you say not material, I would understand it would be under 1%.
Parag Agarwal:	I wouldn't put a number to it. It is not material in the overall context of our business. We will not confirm or deny it.
Prakash Agarwal:

And secondly, on the proprietary business that we have built over years, I understand most of the assets are largely either outlicensed or couple of them have been discontinued, so going forward, what is the income stream for this? One is, I understand the milestones, but we don't have anything in the channel for future new out-licensing, would that be correct understanding?

G V Prasad:

On the specialty side, there is nothing significant out there. There are some single-digit income streams which will continue in single digit million dollars, but beyond that, there is nothing much left.

Prakash Agarwal:

Because if I am not wrong, this has contributed significantly in terms of out-licensing which has flown down from gross margin to EBITDA and has contributed significantly at the margins, correct me if I am wrong and it is not in future then, given your commentary on raw material prices and etc., cost inflation, this would be an extra margin pressure point for us, would that be correct?

Erez Israeli:	Let me clarify. First of all, on specialty, we have two parts. We have those products that we discussed that were in the former 505(b)(2) for the United States. As you stated rightly so, most of them were licensed or discontinued and as we speak, we are enjoying certain levels of royalties and as well as future milestones that may come and then, we will enjoy the income of those milestones at the time that it will come, especially on product like E7777, etc. We have also activities that are related to NCE. This is what I mentioned in my script that we have selectively invested now in certain anti-cancer products as part of our subsidiary of Aurigene discovery and this is more of a long-term and in that frame we are also licensing and have collaborations in the United States with partners and we are working both to license those products as well as maybe one day in the future to build ourselves. In terms of contribution to the margin and stuff like that, I think we had indeed fee from licensing in Q2 and in Q4 there was no activity as such.

Dr. Reddy's Laboratories Limited
May 19, 2022

Prakash Agarwal:	The last part was not clear; would it impact some margins?
Erez Israeli:	I don’t know in margin. There are no activity, therefore no impact in the margins. Maybe I did not get your question, what effective on margin and by when?
Amit Agarwal:	So, in the past, what Erez mentioned is basically in quarter 4, there was no licensing income we have received. So, the quarter 4 numbers are without any margin benefit.
Prakash Agarwal:	Perfect and that run rate is also like the Rs. 69 crores is the ongoing proprietary sales, so that can continue.
Amit Agarwal:	Proprietary plus Aurigene, it is combined sales.
Prakash Agarwal:	So, that can continue and if there is lumpiness, that might not continue.
G V Prasad:	There will be lumpiness. It is not smooth curve, because these are milestone-driven, deal- driven.
Prakash Agarwal:

And lastly, sir, on the two good products that you have, so Vascepa and Vasopressin, so these have seen market share inching up, but not to the level that one could have expected, so is there a scale-up issue or you have already achieved a fair share and we are not able to see in the data base?

Erez Israeli:	We believe that we have a good share in this product.
G. V. Prasad:	And we can’t give that granular numbers to you.
Prakash Agarwal:	Have you achieved a fair share, sir, on Vascepa of 15%, 13% to 15%?
Erez Israeli:	We have a very good share on these products.
Prakash Agarwal:	And since it is a recent launch, Vasopressin, this is still under the scale up phase, would that be correct understanding?
Erez Israeli:	We have also a good share on this product.
Moderator:	Thank you. The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Dr. Reddy's Laboratories Limited
May 19, 2022

Sameer Baisiwala:	Sir, most of my questions have been asked but just a couple of them more. One is, what is the current exposure to Ukraine market? And are we holding any receivables over there?
Erez Israeli:	So, the level of exposure is not material and there is no any material adverse event or significant adverse events that we anticipate in the future.
Sameer Baisiwala:

And Erez, you mentioned a couple of times that for the US market, you are putting in some effort outside of the generic business, so can you elaborate on that? Was it the NCE effort or is it something else?

Erez Israeli:

We will elaborate more in the Investor Day, but we are, as we speak, exploring other channels that are not exposed to the current business model in the United States, of course, high level of price erosion that needs to be mitigated by products, so we are exploring and we have been dealing with opportunities that let us say are not part of that business model.

Sameer Baisiwala:	And the other question, Erez, is two efforts that you have put in, in India, one is Sputnik vaccine and the other is outpatient online healthcare platform, so if you can update us on both of these?
Erez Israeli:

Sure, on Sputnik, the main effort is on Sputnik Light. We got approval for Sputnik Light as a vaccine and as a booster for Sputnik vaccine and we are now conducting a trial that we will have the results in the next coming weeks as a vaccine for other vaccines in India and we hope to obtain approval for that. This will allow us to compete on the entire Indian market potential if we get approval. The second effort that we did on Sputnik is that we repatriate the product to India. So, all the activities on Sputnik are now in India, we are not dependent on Russia in any shape and form for that effort. On Svaas we are scaling up. We are adding more and more cities in the metros and it is a scale-up mode. So, far it looks very promising, but naturally it is an early stage for these initiatives, but it looks very promising in the service and we are so far quite positive.

Moderator:	Thank you. The next question is from the line of Vishal Manchanda from Nirmal Bang. Please go ahead.
Vishal Manchanda:	With respect to the two brands that you divested in Russia and CIS, Ciprolet and Levolet, can you share what is their contribution since sales from these brands would not recur going forward?
Parag Agarwal:	Sorry, I couldn't catch the question.

Dr. Reddy's Laboratories Limited
May 19, 2022

Erez Israeli:	What is the contribution of the divestment in Russia, Levolet and Ciprolet,
Amit Agarwal:	Sales of these brands.
Parag Agarwal:	That would be about Rs. 50 crores to Rs. 60 crores per annum.
Vishal Manchanda:	And even without these brands coming in, contributing next year you would grow double digit in these markets?
Parag Agarwal:	Yes.
Vishal Manchanda:	And just one more on Rituxan biosimilar. Two things; one, when do you expect to file that? And second, whether you are trying to do an interchangeable on that?
Amit Agarwal:	Rituximab filing timeline.
Erez Israeli:	So we are looking for Rituximab as a potential 2024 event. I am talking about calendar 2024.
Vishal Manchanda:	And are you attempting an interchangeable on that?
Amit Agarwal:	Interchangeability, yes
Erez Israeli:	Yes, of course.
Vishal Manchanda:	So, substitutable, is that right?
Erez Israeli:	This is a biosimilar that should be competitive with the rest of the biosimilars of Rituximab.
Vishal Manchanda:	And just one more on China, can you share how many approvals have you got under the QCE framework so far? And how many of those have been commercialized?
Parag Agarwal:	This year we received, we actually filed for 11 products and we received 3 approvals during the year and overall, in FY23, we are expecting to launch about 7 products.
Vishal Manchanda:	How many, sir?
Parag Agarwal:	Seven.
Moderator:	Thank you. The next question is from the line of Nitin Agarwal from DAM Capital. Please go ahead.

Dr. Reddy's Laboratories Limited
May 19, 2022

Nitin Agarwal:	Sir, my question is one on Voveran, what opportunities do we see on this product given the fact that this molecule has been under some growth pressures in the past?
Parag Agarwal:	Which molecule?
Nitin Agarwal:	Voveran that we acquired from Novartis for the Indian market?
Erez Israeli:

So, we see that as an important opportunity for us. At first, we will repatriate it to our Indian facility and we believe that our cost structure will allow us to be competitive. And the second, it is an area of focus for us, the diabetics as well as cardiovascular, the area of chronic, the segment of disease was always a focus for us and this is an opportunity to bring a familiar brand to the physicians that we are visiting anyway and we believe that our margins will enable us to even grow these molecules in the future.

Nitin Agarwal:

And secondly, Parag, in the press release you have called out for the gross margin pressure, some amount of inventory provisions, can you just give us some sense on what would have been the quantum of these inventory provisions that would have hurt your EBITDA margin, the gross margin this quarter?

Parag Agarwal:	So, overall, I would say the impact on the gross margin is not significant. It will be less than 50 basis points from the inventory provision.
Moderator:	Thank you. The next question is from the line of Vinod B from InCred Capital. Please go ahead.
Vinod B:

Most of my questions are answered, just a follow-up on Russia, so could you make a few comments about how the business has changed before the war started and after that, especially in terms of logistics, payment, etc., so are you able to get products across into Russia? And how are you managing the payments, mechanism out of Russia, etc.?

Erez Israeli:	So, let us start with the basic. We are shipping products to Russia and we are getting money from Russia and the logistics within Russia is similar to what was before. We had to adjust our channels, the airlines or other logistics means to shift to Russia, but we do not see any issues with that, we have done all consolidations for that and as for the payment and the stuff like that, actually we saw no disruption as we speak. In terms of within the market, we are not aware of anyone that actually left the market, probably there will be less investment in the market, but we are not aware of anyone that actually left or changed significantly the competitive landscape. It is probably something that will happen, but as we speak, we do not see it.

Dr. Reddy's Laboratories Limited
May 19, 2022

Moderator:	Thank you. Ladies and gentlemen, this was the last question for today. I would now like to hand the conference over to Mr. Amit Agarwal for closing comments.
Amit Agarwal:	Thank you everyone for joining us today for the earnings call. In case of any further questions, please get in touch with the Investor Relations team. Thank you.

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